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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

On September 28, 2001, Compaq posted the following Q&A with Thomas C. Siekman, Senior Vice President & General Counsel, on its internal intranet:

o Critics of the merger suggest that there's a good chance it will stall or unravel. What, if anything, could cause it to stall or unravel besides a regulatory agency disapproving the merger, or the inability to get the shareholder vote? What happens if the regulatory agencies on one side of the Atlantic approve the merger and their counterparts on the other side reject it?
o We fully believe that the merger will be approved and completed. Compaq and Hewlett Packard are moving forward to gain shareholder approval and regulatory approval. We are confident of regulatory approval from all the necessary governments. We remain confident that the merger was the right decision and is in the best interests of the shareholders of both companies.
o Can either company begin restructuring activities in anticipation of the merger prior to the official closing?
o Companies can begin to plan integration but not implement until regulatory approval. However, both companies must continue to operate their businesses and during hard times the possibility of their own restructuring activities cannot be eliminated.
o Should employees expect any more direct communication from HP, such as the email from Carly Fiorina? Will HP or Compaq be permitted before merger approval to communicate any merger integration updates to employees, customers or partners?
o We will have regular updates on merger planning activities. However, we cannot begin to implement these plans. At times we may not be able to communicate plans because they would impact ongoing business operations. I understand that each of us would like to know more as soon as we can, but this is a necessary consequence of the regulatory approval process.
o How are shareholders votes actually counted? Does each shareholder get one vote, or do shareholders get a vote for each share of stock they own? Shareholders get one vote for each share of stock they own. Compaq needs the affirmative vote of the holders of a majority of our outstanding shares. This means that someone who does not vote counts the same as someone who votes against the merger. We will be communicating with our shareholders to get out the vote and achieve a favorable outcome at the shareholder meeting.
o Is there any event you can foresee that would cause Compaq and HP to recalculate the stock swap formula that was announced on September 4?
o    No.  Both sides believe the formula is fair.
o What prevents another company from making an unwanted bid for Compaq? Does our depressed stock price make that more or less likely?
o This is a very complicated area of the law and provision of the merger agreement. The bottom line is that we do not anticipate any unwanted bids.
o You were general counsel for Digital when Compaq acquired that company. From a legal standpoint, are all mergers primarily the same? If not, what are the major differences between the Compaq/Digital deal and the HP/Compaq deal?
o Legally all mergers are much the same. The difference is in the effectiveness of the integration. This time we will do a better job.
o What is the most likely timing of the shareholder vote and other significant legal steps in the merger approval?
o    We anticipate closing the merger in the first quarter of 2001.

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FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

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